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SEMICONDUCTOR MANUFACTURING INTERNATIONAL CORPORATION
(Incorporated in the Cayman Islands with limited liability)
(STOCK CODE: 981)

CLARIFICATION ANNOUNCEMENT

Announcement of Unaudited Interim Results for the Six Months Ended June 30, 2011

Reference is made to the “Announcement of Unaudited Interim Results for the Six Months Ended June 30, 2011” made by Semiconductor Manufacturing International Corporation (the “Company”) dated August 29, 2011 (the “Announcement”).

On page 1 of the Announcement under the “Financial Highlights”, it should have stated that sales increased by 0.4% from US$720.1 million for the six months ended June 30, 2010 to US$722.9 million for the six months ended June 30, 2011, primarily due to an increase in mask revenue to total revenue during this period as well as a significant change in China sales (instead of primarily due to increase in wafer shipments). Also, in the Chinese version of the Announcement, in the same paragraph, the Sales for the six months ended June 30, 2010 should be US$720.1 million (instead of US$702.1 million).

The clarifications in this announcement have no effect on the unaudited interim report of the Company for the six months ended June 30, 2011.

Semiconductor Manufacturing International Corporation
Dr. Tzu-Yin Chiu
Chief Executive Officer
Executive Director

Shanghai, PRC
19 September 2011

As at the date of this announcement, the Directors are Mr. Zhang Wenyi as Chairman of the Board of Directors and Executive Director of the Company; Dr. Tzu-Yin Chiu as Chief Executive Officer and Executive Director of the Company; Dr. Chen Shanzhi, Mr. Gao Yonggang, Professor Lawrence Juen-Yee Lau and Mr. Zhou Jie as Non-Executive Directors of the Company; and Mr. Tsuyoshi Kawanishi, Mr. Frank Meng and Mr. Lip-Bu Tan as Independent Non-Executive Directors of the Company.